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NEWS RELEASE

SHAW ANNOUNCES ACQUISITION OF A RESTRUCTURED CANWEST FOR
$2.0 BILLION

Calgary, Alberta (May 3, 2010) – Shaw Communications Inc. (“Shaw”) announced today that it has entered into agreements to acquire for approximately $2.0 billion, 100% of the over-the-air and specialty television businesses of Canwest Global Communications Corp. (“Canwest”), including all of the equity interests in CW Investments Co., the Canwest subsidiary that owns the specialty television channels acquired from Alliance Atlantis Communications Inc. in 2007 (the “CW Media Group”) (the “Transaction”). The total consideration includes approximately $815 million of net debt at CW Media Group. The remainder of the purchase price will be funded with cash on hand, which is currently in excess of $700 million, and through Shaw’s existing credit facility.

Previously Shaw had announced an agreement with Canwest and certain holders of Canwest’s 8.0% senior subordinated notes (the “Noteholders”), represented by the Ad Hoc Committee, regarding a minimum 20% equity investment in a restructured Canwest. This agreement was approved by the Canwest Board and the Ontario Superior Court of Justice, but was subject to certain conditions, including the resolution of matters under the shareholders agreement with certain entities affiliated with Goldman Sachs Capital Partners (the “GS Entities”) regarding Canwest’s interest in CW Media Group. To resolve these issues, Shaw has entered into agreements pursuant to which Shaw will acquire the GS Entities’ equity interest in CW Media Group for $700 million.

“We are pleased to announce that we have come to an agreement with all constituent parties involved in a restructured Canwest, including Goldman Sachs, and are excited about the opportunity to acquire the entire company now. Over the last number of months we have conducted extensive negotiations with all parties and have met with management of Canwest several times. The recent restructuring initiatives undertaken by Canwest have positioned it as a pure play Canadian broadcaster and we are excited about this transformative transaction for Shaw as we believe the combination of content with our cable and satellite distribution network, and soon to be wireless service, will position us to be one of the leading entertainment and communications companies in Canada,” said Jim Shaw, Chief Executive Officer and Vice Chair, Shaw Communications Inc.

“Canwest’s broadcasting business is performing well and the purchase price represents a multiple of approximately 9.5x based on consolidated EBITDA”, said Steve Wilson, Senior Vice President and Chief Financial Officer. “We have had positive discussions with the rating agencies and each will be issuing a separate release regarding the Transaction”, said Mr. Wilson.

Under amended agreements entered into with Canwest and certain Noteholders, Canwest creditors will receive a total of $478 million in cash in compromise of their debt and other claims against certain Canwest entities pursuant to a plan to be effected under the Companies’ Creditors Arrangement Act (the “CCAA”). The CCAA plan remains subject to certain conditions, including Canwest creditor and Court approvals. The Transaction is also subject to regulatory approvals from the Canadian Radio-television and Telecommunications Commission (“CRTC”) and the Competition Bureau.

Shaw will be holding a conference call to discuss the Transaction. Discussion materials will be posted on Shaw’s website at www.shaw.ca and further details regarding the call will be issued in a separate release.

TD Securities Inc. acted as the financial advisor in connection with the Transaction and Davies Ward Phillips & Vineberg LLP provided legal advice.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct).  Shaw serves 3.4 million customers, including over 1.7 million Internet and 950,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre.  Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol:  TSX – SJR.B, NYSE – SJR).

Certain statements included in this news release concerning Canwest, the acquisition of Canwest and the benefits thereof for Shaw are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of Canwest or Shaw to be materially different from performance or achievements expressed or implied by such forward-looking statements. In making such statements we have assumed that required approvals of Canwest’s creditors, the applicable courts, the CRTC and the Competition Bureau are received, and that other customary conditions to closing are met. The statements concerning the future performance of Canwest are based on its ability to maintain its recent cost reductions, its ability to execute on its business plans and broader economic conditions, including the demand for television advertising. Statements concerning the benefits to Shaw from acquiring Canwest are based on assumptions concerning Canwest’s future performance and our ability to capitalize on opportunities that we have identified.

Certain measures included in this news release concerning Canwest, the acquisition of Canwest and the benefits thereof for Shaw are non-GAAP financial measures. EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meanings prescribed by GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income as determined in accordance with GAAP. EBITDA equals net income (loss) before income taxes, other gains (losses), interest expense (net) and depreciation and amortization. We present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies.

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca